UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-41635

Lavoro Limited

(Exact name of registrant as specified in its charter)

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
São Paulo — SP, 04548-005, Brazil
+55 (11) 4280-0709

(Address of principal executive office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Background

As previously announced, on September 14, 2022, TPB Acquisition Corporation I (“TPBA”) entered into a Business Combination Agreement (the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”) by and among Lavoro Limited (“Lavoro”), Lavoro Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of Lavoro (“First Merger Sub”), Lavoro Merger Sub II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of Lavoro (“Second Merger Sub”), Lavoro Merger Sub III Limited, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of Lavoro (“Third Merger Sub” and, together with First Merger Sub and Second Merger Sub, the “Merger Subs”), and Lavoro Agro Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”). Each of Lavoro, the Merger Subs, the Company and TPBA will individually be referred to herein as a “Party” and, collectively, as the “Parties.” Terms used but not defined herein shall have the meaning given to such terms in the Business Combination Agreement.

Waiver of the Minimum Cash Condition

Under the terms of the Business Combination Agreement, it is a condition precedent to the respective obligations of each Party to consummate the Business Combination that, at or prior to the First Effective Time, the aggregate amount of cash contained in TPBA’s trust account (net of the aggregate amount of cash proceeds required to satisfy any exercise by TPBA’s shareholders of their redemption rights and net of the Parties fees and expenses incurred in connection with the Business Combination) plus the amount of cash proceeds to TPBA resulting from the PIPE Investment consummated prior to the First Effective Time be at least $180,000,000. In connection with closing of the Business Combination, the Parties have waived such condition precedent.

Closing of the Business Combination

On February 28, 2023, TPBA and Lavoro jointly issued a press release announcing that they have closed the Business Combination and that, beginning on March 1, 2023, Lavoro’s ordinary shares and public warrants are expected to begin trading on the Nasdaq Stock Market under the ticker symbols “LVRO” and “LVROW”, respectively. A copy of the press release is attached hereto as Exhibit 99.1.

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated February 28, 2023 – Lavoro and TPB Acquisition Corporation I Announce Completion of Business Combination

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lavoro Limited

By:	/s/ Ruy Cunha
	Name:	Ruy Cunha
	Title:	Chief Executive Officer

Date: February 28, 2023